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      Filed with the Securities and Exchange Commission on March 19, 2002

                                                              File No. 70- 10058

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     --------------------------------------

                                 Amendment No. 1
                                       to
                              Form U-1 Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

                                  Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                    ----------------------------------------

                                  Powergen plc
                    (Name of top registered holding company)

                    -----------------------------------------

                                  David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom
                         Telephone: 011-44-207-826-2742
                         Facsimile: 011-44-207-826-2716

                   (Names and addresses of agents for service)

The Commission is also requested to send copies of any communication in connection with this matter to:

Peter D. Clarke                                    Joseph B. Frumkin
Debra J. Schnebel                                  Sullivan & Cromwell
Jones, Day, Reavis & Pogue                         125 Broad Street
77 West Wacker Drive                               New York, NY  10004
Chicago, IL 60601                                  Telephone:     (212) 558-4000
Telephone:     (312) 782-3939                      Facsimile:     (212) 558-3588
Facsimile:     (312) 782-8585


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         The Declaration on Form U-1 filed under File No. 70-10058 is hereby amended to file revised Exhibits B-1 and B-3 in replacement and substitution of Exhibits B-1 and B-3 previously filed and to add Exhibit F-1:

B-1 Draft Scheme Circular (Revised) (filed separately in draft form under confidential treatment request pursuant to Rule 104(b))

B-3 Draft proxy cards and nominee forms of instruction (Revised) (filed separately in draft form under confidential treatment request pursuant to Rule 104(b))

F-1      Opinion of Counsel to Powergen plc



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 1 to Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 19, 2002                 Powergen plc

                                       By: /S/ DAVID JACKSON
                                       --------------------------------
                                           David Jackson
                                           Company Secretary and General Counsel



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                                                                     EXHIBIT F-1

                                 March 19, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Powergen plc
                  Declaration on Form U-1 in File No. 70-10058.

Dear Sir or Madam:

         Powergen plc ("Powergen") has applied to the Securities and Exchange Commission ("Commission") for authority to solicit proxies in connection with the acquisition by E.ON AG of all of the outstanding capital stock of Powergen. Briefly stated, Powergen is seeking the Commission's authorization under Section 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 62 thereunder which require that any solicitation of Powergen's shareholders be made only in accordance with a declaration which the Commission has permitted to become effective. The declaration in File 70-10058 (the "Declaration") and Powergen's proxy materials, filed as Exhibits B-1 and B-3 to the Declaration, explain the proposed transaction in more detail.

         I am a member of the Law Society of England and Wales, the place of incorporation of Powergen. I am not a member of the bars of any other country or any state of the United States in which Powergen is incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to Powergen who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Powergen, in particular, Freshfields Bruckhaus Deringer, Sullivan & Cromwell and Jones, Day, Reavis & Pogue, who are expert in the laws applicable to Powergen in the instant matter.

         In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Declaration.

         The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:



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         (i)      The Commission shall have duly entered an appropriate
         order with respect to the proposed proxy solicitation, as described in the Declaration, permitting the Declaration to become effective under the Act and the rules and regulations thereunder, and the proposed proxy solicitation is consummated in accordance with the Declaration and the Commission's order.

         (ii) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

         (iii) Powergen will at the time of the proxy solicitation be a duly incorporated corporation or duly formed limited liability company or partnership in the jurisdiction in which it is domiciled.

         (iv) The order of the High Court of Justice of England and Wales, convening the Court Meeting referred to in the Declaration is given based on the solicitation materials given to the Commission on the date hereof.

         (v) The proxy solicitation shall have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all commissions or regulatory authorities in England and Wales and in the United States and in any state thereof having jurisdiction in the premises and all such required approvals, authorizations, consents, certificates, orders and registrations shall remain in effect at the closings thereof.

         Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proxy solicitation is consummated in accordance with the Declaration:

         (a) all laws of England and Wales and U.S. federal and state laws applicable to the proposed proxy solicitation will have been complied with, and

         (b) the consummation of the proxy solicitation will not violate the legal rights of the holders of any securities issued by Powergen, or by any subsidiary thereof.

         I hereby consent to the filing of this opinion as an exhibit to the Declaration.

                                    Very truly yours,

                                       /S/ DAVID JACKSON
                                       --------------------------------
                                       David Jackson
                                       Company Secretary and General Counsel
                                       Powergen plc



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